Exhibit F
FINANCIAL STATEMENTS

LISTERNER BRANDS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

FINANCIAL STATEMENTS:

LISTENER BRANDS, INC.
BALANCE SHEET

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	187,538	$	252,687
Inventory		417,459		460,052
Fixed assets		149,328		160,254
Total current assets		**754,325**		**872,992**
Intangibles		125,000		148,571
Other assets		25,137		16,789
Total assets	$	**904,462**	$	**1,038,352**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	78,545	$	251,688
Accrued Expense/Other current liability		883,572		358,749
Revolving Line of Credit/Merchant Advances		202,147		564,955
Current Portion of loans				200,000
Credit card		75,858		227,349
Total current liabilities		**1,240,122**		**1,602,742**
Total liabilities		**1,240,122**		**1,602,742**
STOCKHOLDERS EQUITY				
Retained earnings/(Accumulated Deficit)		(335,660)		(564,390)
Total stockholders' equity		**(335,660)**		**(564,390)**
Total liabilities and stockholders' equity	$	**904,462**	$	**1,038,352**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 4,596,871	$ 5,559,807
Cost of goods sold	966,781	1,558,244
Gross profit	3,630,090	4,001,563
Operating expenses		
General and administrative	2,105,156	1,626,757
Salaries and employee benefits	2,883,656	1,491,723
Sales and marketing	2,261,550	1,692,696
Total operating expenses	7,250,362	4,811,175
Operating income/(loss)	(3,620,272)	(809,612)
Interest expense	71,262	103,520
Other Loss/(Income)	511,843	14,178
Income/(Loss) before provision for income taxes	(3,179,692)	(898,954)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (3,179,692)	$ (898,954)

See accompanying notes to financial statements.

LISTENER BRANDS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Preferred Stock Series Seed I		Additional Paid in Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares	Amount	Shares	Amount					
Balance—December 31, 2018	**157,500**	**$ 16**			**$ -**		**$ (278,556)**	**$**	**(362,587)**
Capital Contributions from Members	6,142,500	614	790,850	791	1,209,209				1,210,614
Stock Based Compensation					60,244			$	60,244
Net income/(loss)							(1,048,399)		(1,048,399)
Balance—December 31, 2019	**6,300,000**	**$ 630**	**790,850**	**$ 791**	**$ 1,269,454**	**$**	**(1,326,955)**	**$**	**31,510.00**
Capital Contributions from Members			303,383	303	183,039				183,342
Stock Based Compensation					119,711				119,711
Net income/(loss)							(898,954)		(898,954)
Balance—December 31, 2020	**6,300,000**	**$ 630**	**1,094,233**	**$ 1,094**	**$ 1,572,204**	**$**	**(2,225,909)**	**$**	**(564,390)**
Capital Contributions from Members					$ 3,311,110				3,311,110
Stock Based Compensation					$ 31,107				31,107
Correction of prior period errors									66,205
Net income/(loss)						**$**	**(3,179,692)**		**(3,179,692)**
Balance—December 31, 2021	**6,300,000**	**630**	**1,094,233**	**1,094**	**1,572,204**		**(5,405,601)**	**$**	**(335,660)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (3,179,692)	$ (898,954)
Sharebased compensation expense	31,107	119,711
Depreciation and Amortization	49,897	39,996
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Inventory	42,592	(34,127)
Other assets	(8,348)	(13,100)
Accounts payable	(173,142)	154,842
Credit Cards	(151,492)	106,736
Interest payable	-	1,328
Accrued Expense/Other Current liability	524,823	156,432
Net cash provided/(used) by operating activities	**(2,864,256)**	**(367,136)**
Investing activities:		
Purchase of 4C Brand	-	(175,000)
Purchase of furniture, fixtures and equipment	(15,399)	(135,231)
Net cash provided/(used) by investing activities	**(15,399)**	**(310,231)**
Cash flows from financing activities:		
Conversion of convertible notes to equity	-	3,986
Capital contributions (distributions) from/to members	3,311,110	(45,643)
Proceeds from revolving LOC/Merchant Advances	(362,809)	329,082
Correction of prior period errors	66,205	-
Receipt of PPP Funds	-	200,000
Forgiveness of PPP Funds	(200,000)	-
Net cash provided/(used) by financing activities	**2,814,506**	**487,425**
Change in cash	(65,149)	(189,942)
Cash—beginning of year	252,687	442,628
Cash—end of year	**$ 187,538**	**$ 252,687**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 71,262	$ 103,520
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Listener Brands, Inc. was originally incorporated on June 28, 2017 in the state of Delaware. The financial statements of Listener Brands, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Listener Brands was founded in 2015 under the business name, CurlMix, and changed its name to Listener Brands in November 2020. In April 2021, Listener Brands launched the largest beauty equity crowdfund in history on April 6, 2021.

The Company exists to serve overlooked audiences by launching direct to consumer brands in ignored market segments. It began with curly hair, then 4C hair, and Listener Brands will continue to launch brands in ignored segments. These additional brands are not limited to the hair industry and will expand across multiple beauty, personal care, and home goods categories.

Listener Brands has the unique capability to build brands that resonate with consumers.

Listener Brands is a conglomerate of personal care brands that manufactures and sells clean beauty products. The Company focuses on direct-to-consumer brands with its in-house manufacturing, marketing, shipping and customer service. It owns a large majority of its supply chain.

Currently, Listener Brands own CurlMix Inc. and 4C ONLY.

CurlMix is a clean beauty brand that focuses on simple beauty rituals for your hair, face and skin. CurlMix's primary products are a 4-step collection to help curly women achieve the Wash + Go hairstyle. These collections are offered in various fragrances featuring unique ingredients. CurlMix also has a monthly subscription box called CurlMix Fresh that allows customers to test and select new products for the company to produce.

4C ONLY is the second brand added to Listener Brand's portfolio that caters to women with 4C hair exclusively. 4C ONLY is the first brand dedicated exclusively to women with kinky-coily textures and that celebrates 4C hair exclusively. This brand launched November 2020 and this collection has just a few products to date.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company did not have any cash balances in excess of the FDIC insured limits.

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight-line method. The estimated useful lives are as follows:

	Estimated lives (in years)
Equipment	4-7
Furniture and fixture	7
Leasehold Improvement	lesser of lease term of 20 years

Inventories

Inventories consist primarily of finished good products which consist primarily of hair products. Inventories are recorded at the lower of cost or market, using the weighted average cost method. As of December 31, 2021, and 2020 inventory was $417,459 and $460,052. As of December 31, 2021, and 2020, the Company determined there was no reserve for obsolescence necessary.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carry forwards.

Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has approximately $5,798,985 and $2,081,581 in federal and state net operating losses in 2021 and 2020 respectively. The Company applies full valuation allowance; consequently, the deferred tax asset is equal to zero. Other deferred tax differences and permanent tax differences have been deemed immaterial.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company from its sale of products.

The Company determines revenue recognition through the following steps:
1 - Identification of a contract with a customer;
2 - Identification of the performance obligations in the contract;
3 - Determination of the transaction price;
4 - Allocation of the transaction price to the performance obligations in the contract; and
5 - Recognition of revenue when or as the performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents, fixed assets and Inventory.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INTANGIBLES

In 2020, the Company purchased the customer list of $175,000, and capitalized as intangible assets. It will be amortized over the expected period to be benefitted, which is estimated to be 7 years.

Amortization expense for the fiscal year ended December 31, 2021 was in the amount of $23,571.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ 25,000
2023	25,000
2024	25,000
2025	25,000
Thereafter	25,000
Total	**$ 125,000**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31	2021	2020
Machinery & Equipment	191,594	176,195
Furniture & Fixtures	1,724	1,724
Property & Equipment, At Cost	193,318	177,919
Accumulated Depreciation	(43,990)	(17,665)
Total	**149,328**	**160,254**

Depreciation expense for the year ended December 31, 2021 and 2020 was $26,325 and $13,568 respectively.

5. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31	2021	2020
Packaging	$ 120,564	$ 261,008
Raw Material	160,485	139,823
Work In Progress	15,429	10,064
Finished Goods	120,980	49,157
Total	**$ 417,459**	**$ 460,052**

6. OTHER ASSETS

Other assets consist of the following items:

As of Year Ended December 31	2021	2020
Security Deposits	16,075	16,175
Subscription Receivable	614	614
Prepaid Expenses	807	-
Merchant Receivable	7,641	-
Total	**25,137**	**16,789**

7. REVOLVING LINE OF CREDIT

During the fiscal year 2021 and 2020, the Company entered into the finance agreement with Shopify Capital in the amount of $724,694 and $944,300. Shopify Capital provides the company with the advance amount in exchange for sale of receivables to the lender. The repayment rate for fiscal years 2021 and 2020 is 15-17% of daily sales and 17% of daily sales, and, respectively. As of December 31, 2021 and December 31,2020, the outstanding balance is $85,695 and $118,559, and the entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into the finance agreement with Clearbanc Capital in the amount of $480,000. Clearbanc Capital provides the company with the advance amount in exchange for sale of receivables to the lender. The effective interest rate for fiscal year 2020 is 20%. As of December 31, 2021, the outstanding balance is $113,624, and entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into the finance agreement with Paypal Working Capital in the amount of $106,159. Paypal provides the Company with the advance amount in exchange for sale of receivables to the lender. The average repayment rate for fiscal year 2021 is 18%. As of December 31, 2021, the outstanding balance is $2,826, and entire amount is classified as the current portion.

8. CONVERTIBLE NOTE AGREEMENTS

During 2019, the Company entered into a Convertible Note Agreements (the "Notes agreements") with investors in exchange for cash investments totaling $225,000. The Note agreements bear interest at 4%-5% and mature on February 2020. The Convertible Note agreements become convertible into shares of the Company's common stock upon a qualified financing event (as defined in the agreements), or automatically converted into shares at maturity.

The number of shares the Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between:

A) an 80% of the cash price per share paid by the other purchase in the triggering qualified equity financing;

B) the price implied by a $2,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

In 2020, the Company converted $225,000 of convertible notes into 303,384 shares of preferred shares, in the consideration of $228,986. The related interest incurred was $3,946.

9.   PAYCHECK PROTECTION PROGRAM ("PPP")

On April 24 2020, Listener Brands, LLC (the "Borrower", the "Company"), was granted a loan (the "Loan") from Silicon Valley Bank. in the aggregate amount of $200,000, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Loan, which was in the form of a Note dated April 24, 2020 issued by the Borrower, matures on April 24, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on November 20, 2020. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Interest expense incurred on the loan, for the year ended December 31, 2020 was $1,327.

The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the entire Loan amount for qualifying expenses.

Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company applied for the loan forgiveness on June 26, 2021 and the application was approved on July 10, 2021. Thus, the entire loan was forgiven.

10.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares class at par value of $0.001. As of December 31, 2021, and December 31, 2020, 6,300,000 of Common Stock have been issued and are outstanding for a consideration of $6,300.

Preferred Stock Series Seed

The Company is authorized to issue 1,110,500 shares of preferred shares class at par value of $0.001. As of December, 31, 2021 and December 31, 2020, 1,094,233 of preferred stock are outstanding, including the shares issued and converted from convertible notes, for a total consideration of $1,438,986.

11.   STOCK-BASED   COMPENSATION

During 2018, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 630,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2021, the Company had 700,000 shares of common stock available for future issuance of awards under the Plan.

Stock Options

The granted options had an exercise price of $1.01. It terminates 3 months after the end of continuous service, and vesting over three-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Risk-free interest rate	2021
Expected life (years)	10.00
Risk-free interest rate	3%
Expected volatility	63%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The option holder may exercise his or her option (to the extent that the option holder was entitled to exercise such option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the option holder's continuous service or (b) the expiration of the term of the option as set forth in the award agreement; provided that, if the termination of continuous service is by the company for cause, all outstanding options (whether or not vested) shall immediately terminate and cease to be exercisable.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

Stock Options

A summary of the Company's employee stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	235,056 $	1.01	-
Granted	10,000 $	1.01	
Exercised	- $	-	
Expired/Cancelled	(156,704) $	1.01	
Outstanding at December 31, 2021	88,352 $	1.01	3.00
Exercisable Options at December 31, 2021	22,088 $	1.01	3.00

Stock-based compensation expense of $22,088 and $59,468 was recognized during the years ended December 31, 2021 and 2020, respectively. 156,704 shares were forfeited in 2021. None of the shares were expired or exercised as of December 31, 2021 and 2020.

Restricted Stock Awards

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	70,875 $	1.53	1.73
Granted	- $	-	
Vested	(39,375) $	1.53	
Cancelled	- $	-	-
Outstanding at December 31, 2020	31,500 $	1.53	1.73
Granted	- $	-	
Vested	(31,500) $	1.53	
Cancelled	- $	-	
Outstanding at December 31, 2021	- $	-	-

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during 2021 and 2020 was $1.53 for both periods.

The total fair value of the restricted stock awards vested during 2021 was $48,195.

12. RELATED PARTY

There are no related party transactions.

13. COMMITMENTS AND CONTINGENCIES

Operating leases

On May 1, 2018 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for its office and manufacturing premises located in 325 N Hoyne in Chicago. The contract is valid for 3 years from the commencement date. The initial monthly rent is $1,434 with escalations beginning in the second year as specify in the agreement.

On July 1, 2018 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for its office and manufacturing premises located in 325 N Hoyne in Chicago. The contract is valid for 3 years from the commencement date. The initial monthly rent is $1,372 with escalations beginning in the second year as specified in the agreement.

On January 1, 2019 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for its office and manufacturing premises located in 2041 W. Carrol Street in Chicago. The contract is valid for 2 years and 4 months from the commencement date. The initial monthly rent is $1,782 with escalations beginning in the second year as specified in the agreement.

On May 1, 2019 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located in 2041 W. Carrol Street in Chicago. The contract is valid for 2 years from the commencement date. The initial monthly rent is $2,790 with escalations beginning in the second year as specified in the agreement.

On August 1, 2019 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located in 2000 W. Fulton Street in Chicago. The contract is valid for 1 years and 9 months from the commencement date. The initial monthly rent is $2,257 with escalations beginning in the second year as specified in the agreement.

On July 1, 2020 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located in 2000 W. Fulton Street in Chicago. The contract is valid for 1 years and 9 months from the commencement date. The initial monthly rent is $6,500 with escalations beginning in the second year as specified in the agreement.

On May 1, 2021 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located 2041 W. Carrol Street in Chicago. The contract is valid for 1 year. The initial monthly rent is $3,230.

On May 1, 2021 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located 2041 W. Carrol Street in Chicago. The contract is valid for 1 year. The initial monthly rent is $2,063.

On May 1, 2021 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located in 2000 W. Fulton Street in Chicago. The contract is valid for 1 year. The initial monthly rent is $2,613.

On May 1, 2021 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located in 2021 W. Fulton Street in Chicago. The contract is valid for 1 year. The initial monthly rent is $6,825.

The following is a schedule of minimum lease payments as of December 31, 2021:

Year	Obligation
2022	$ 58,923
2023	
2024	
2025	
Thereafter	
Total Future Minimum Operating lease Payments	$ 58,923

Rent expense was in the amount of $196,895 and $181,534 as of December 31, 2021 and December 31, 2020 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from April 15, 2022, the date the financial statements were available to be issued. There have been no events or transaction during this time which would have a material effect on these financial statements.